EXHIBIT 99.1

Sale of Shares to Employees

In connection with sale of shares to employees of Norsk Hydro ASA, under a general arrangement offered to employees in Norway, 82 percent of the employees entitled to the offer have subscribed, and have been allocated 28 shares at NOK 212.25 per share. The total number of allocated shares is 285,152. The terms are according to Hydro's share purchase plan for employees in Norway. Norsk Hydro holds 8,115,198 own shares after this transaction.

The following insiders have under the above mentioned scheme each acquired 28 shares:

President and CEO Eivind Reiten, new holding is 7,641 shares
Executive Vice President Alexandra Bech Gjorv, new holding is 900 shares
Executive Vice President John Ove Ottestad, new holding is 8,238 shares
Executive Vice President Tore Torvund, new holding is 3,280 shares
Executive Vice President Jon-Harald Nilsen, new holding is 270 shares
Employee representative to the Board of Directors Terje Friestad, new holding is 236 shares
Employee representative to the Board of Directors Geir Nilsen, new holding is 55 shares
Employee representative to the Board of Directors Odd Semstrom, new holding is 129 shares
Closely related to Executive Vice President Tore Torvund, Tone Steinseth, new holding is 360 shares

Contact   Tor Steinum           Kjetil Bakken
Telephone (+47) 22 53 27 31     +47 22 53 23 13
Cellular  (+47) 95 08 39 33     +47 91 889 889
E-mail    Tor.Steinum@hydro.com kjetil.bakken@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com